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                               December 7, 2023

       Eduardo Pizzuto
       Chief Financial Officer
       BBB Foods Inc.
       R  o Danubio 51
       Col. Cuauht  moc
       Mexico City, Mexico 06500

                                                        Re: BBB Foods Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted November
13, 2023
                                                            CIK No. 0001978954

       Dear Eduardo Pizzuto:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. Please revise here and elsewhere as appropriate to clarify the current listing status of your
                                                        Class A common shares.
In this regard, we note your representation here and on page 15 that you "intend to
apply to list" your common shares. However, we also note your representation on page
114 that your "common shares have been approved for listing."
   2. To the extent true, please revise your disclosure here and elsewhere as appropriate to clearly state that your
offering is contingent upon the listing of your Class A common shares on the
to-be-determined exchange.
 Eduardo Pizzuto
FirstName
BBB FoodsLastNameEduardo    Pizzuto
           Inc.
Comapany7,
December  NameBBB
             2023    Foods Inc.
December
Page 2    7, 2023 Page 2
FirstName LastName
Prospectus Summary, page 1

3. Please revise your disclosure here and elsewhere as appropriate to disclose whether you anticipate being a controlled company following the offering. In this regard, we note your risk factor disclosure on page 41 indicates that the controlling shareholder will "exercise significant influence over all matters requiring shareholder approval." Additionally, where you discuss your status as a controlled company please 1) identify and disclose the percentage of voting power to be held by the controlling shareholder following the offering, 2) state if true, that the controlling shareholder will have the ability to determine all matters requiring approval by stockholders and 3) clarify, to the extent true, that in
         the event that you were to lose your    controlled company    status,
you could still rely on
         the relevant listing exchange's rules that permit a foreign private issuer to follow its home country requirements to some extent concerning corporate governance issues, including whether a majority of its board of directors must be independent. Overview, page 2

4. We note your representation here and on page 74 that the "Tiendas 3B business model is highly efficient, allowing [you] to operate with gross margins that are lower than those of traditional retailers." Please provide your basis for this statement or characterize it as management's beliefs.
5.       Please define what you mean by the "hard discount model."
6. You refer to being profitable and generating profit in your narrative disclosure throughout the prospectus. Please clarify what you mean by this and revise your disclosure accordingly. In this regard, we note that while you have achieved gross profit and operating profit during the periods presented in your financial statements, you have not achieved net income.
Tiendas 3B's addressable market, page 5

7. Please disclose why you believe the hard discounters markets in Germany, Poland and
         Turkey are relevant comparable markets to the hard discounter market in Mexico. In doing so, please explain any risks or limitations associated with assuming that the Mexican hard discount market could achieve a similar average level of penetration as the aforementioned countries.
High rotation of our inventory to generate significant negative working capital, page 6

8.       You state,    [o]ur supplier payment terms (65 Payable Days for 2022)
and low receivables
         (six Receivable Days for 2022), create a favorable negative working capital cycle that has
         enabled us to self-fund our rapid expansion.    While we understand
how the timing
         difference between these transactions would benefit your cash conversion cycle or float, it is unclear how they benefit your working capital. It would appear that turning inventory to receivables and then to cash quickly would have no impact, in and of itself, on your
 Eduardo Pizzuto
BBB Foods Inc.
December 7, 2023
Page 3
         working capital position given that receivables and cash are both included in the calculation of working capital. Therefore, please revise to state the actual reason for your negative working capital position, which likely relates to the subsequent use of such cash for investing or financing purposes. Please also make appropriate changes to your disclosure on net working capital in Risk Factors on page 29, on liquidity in MD&A on page 67, and elsewhere as appropriate.
Non-IFRS Financial Measures and Key Operating Metrics
Non-IFRS Financial Measures, page 19

9. We note your tabular presentation of non-IFRS financial measures without presenting the comparable IFRS measures. Please revise your discussion to provide the comparable
         IFRS measures. Refer to Item(e)(1)(i)(A) of Regulation S-K.
10. We note you have identified net working capital as a non-IFRS financial measure.
         However, that label is similar to and commonly used interchangeably with the IFRS measure working capital. Please tell us why you believe you have appropriately labeled this non-IFRS measure based on the guidance in Item 10(e)(1)(ii)(E) of Regulation S-K or revise the label to indicate the measure is adjusted given the similarity in the nomenclature. We note your presentation of net working capital adjusts current liabilities to exclude, short-term debt and lease liabilities. Please tell us how your presentation complies with Item 10(e)(1)(ii)(A) of Regulation S-K which generally prohibits excluding charges or liabilities that required or will require cash settlement from non-GAAP liquidity measures.
11. Please revise to eliminate the lease-related portion of depreciation expense excluded from your computation of EBITDA, as it is a normal, recurring, cash operating expense. Refer to non-GAAP C&DI 100.01. To avoid confusion regarding the portion of depreciation expense that you may choose to continue to exclude (i.e., for owned assets), consider retitling the depreciation adjustment as "non-cash portion of depreciation" and explain why some depreciation is a cash expense. Please also revise to reconcile EBITDA from net loss. Refer to non-GAAP C&DI 103.02.
12. We note your presentation of "EBITDA (after rent expense)" and "Adjusted EBITDA
       (after rent expense)." Should you wish to present a non-IFRS performance measure that
FirstName LastNameEduardo Pizzuto
       includes the full expense of your leases (i.e., the depreciation and interest components), it
Comapany    NameBBB
       appears          Foods
                you should     Inc.to adjust for the expense amounts incurred
rather than the cash
                            revise
       payment
December         amounts
           7, 2023  Page 3since this is a performance measure.
FirstName LastName
 Eduardo Pizzuto
FirstName
BBB FoodsLastNameEduardo    Pizzuto
           Inc.
Comapany7,
December  NameBBB
             2023    Foods Inc.
December
Page 4    7, 2023 Page 4
FirstName LastName
Risk Factors
Natural disasters and unusual weather conditions (whether or not caused by climate change) . . ., page 32

13. We note your disclosure that "as a result of hurricane Otis our stores in Acapulco and surrounding areas, suffered extensive damage and remain closed as of the date of this prospectus." To the extent material, please quantify the impact of hurricane Otis on your business.
We have identified material weaknesses in our internal control over financial reporting . . ., page
46

14. Please revise your risk factor to disclose whether you have a timeline for remediation and if there are any associated material costs.
Use of Proceeds, page 53

15. Please state the approximate amount of the net proceeds intended to be used for each of the purposes listed in this section.
16. We note your representation that you intend to use the net proceeds of the offering for the full repayment of the amounts outstanding on the Convertible Notes and Promissory
         Notes. Please revise the disclosure to set forth the interest rate and maturity of the indebtedness.
Management's Discussion and Analysis
Historical Results of Operations, page 63

17. Please revise to quantify and analyze all material factors affecting results. For example, we note that same store sales have grown and that you have added stores. Please also quantify the extent to which changes in revenue are attributable to changes in prices and volumes. Refer to Item 5.A of Form 20-F.
Compensation of Directors and Officers, page 105

18. Please file the 2004 Option Plan and Equity Incentive Plan as an exhibit or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
Management
Agreements with our Executives, page 108

19. We note your representation that "certain of [y]our executive officers have entered into employment agreements" with the company. Please file each agreement as a separate exhibit or tell us why you believe you are not required to do so. See
Item 601(b)(10)(ii) of
         Regulation S-K.
 Eduardo Pizzuto
FirstName
BBB FoodsLastNameEduardo    Pizzuto
           Inc.
Comapany7,
December  NameBBB
             2023    Foods Inc.
December
Page 5    7, 2023 Page 5
FirstName LastName
Exhibit Index, page II-6

20. Please file as an exhibit your reverse factoring arrangement with Banco Santander
         Mexico, S.A., or tell us why you believe you are not required to do so.
       Please contact Scott Stringer at 202-551-3272 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact
Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Todd Crider